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                                                               [LOGO] MetLife(R)

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY  10166

VIA EDGAR TRANSMISSION
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September 30, 2011

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

Re:      Pre-Effective Amendment No. 2 to the Registration Statement on
         Form N-4 for
         First MetLife Investors Insurance Company
         First MetLife Investors Variable Annuity Account One
         (File Nos. 811-08306 and 333-176679)

Dear Mr. Oh:

On behalf of First MetLife Investors Insurance Company (the "Company") and First MetLife Investors Variable Annuity Account One (the "Separate Account"), the Company acknowledges, with respect to each of the above-referenced filings, that:

     . should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Min Oh, Esq.
September 30, 2011
Page 2

If you have any questions or further comments, please call the undersigned at
(617) 578-4951 or Tom Conner at (202) 383-0590.

Sincerely,

/s/ Paul L. LeClair
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Paul L. LeClair
Vice President

cc:      W. Thomas Conner, Esq.
         Patrice M. Pitts, Esq.
         Michele H. Abate, Esq.
         John B. Towers, Esq.